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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934



                             MOTO GUZZI CORPORATION
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)


                                   619819 10 5
                            ------------------------
                                 (CUSIP Number)


                               David Lerner, Esq.
                     Morrison Cohen Singer & Weinstein, LLP
                              750 Lexington Avenue
                            New York, New York 10022
                            Telephone (212) 735-8609

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 MARCH 5, 1999
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following space .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))


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CUSIP
No. 619819 10 5            13D
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 1    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
                                              Trident Rowan Group, Inc.

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 2    Check the Appropriate Box if a Member of a Group*        (a)           / /
                                                               (b)           / /
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 3    SEC Use Only

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 4    Source of Funds*          OO

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 5    Check Box if Disclosure of Legal Proceedings is Required Pursuant to
      Item 2(d) or 2(e)                                                      / /
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 6    Citizenship or Place of Organization        Maryland
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                 7     Sole Voting Power
                             3,360,000 shares of Common Stock      61.1%
     Number of------------------------------------------------------------------
      Shares     8     Shared Voting Power
   Beneficially        0
     Owned By-------------------------------------------------------------------
       Each      9     Sole Dispositive Power
     Reporting               3,360,000 shares of Common Stock      61.1%
      Person--------------------------------------------------------------------
       With      10    Shared Dispositive Power
                                0
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11    Aggregate Amount Beneficially Owned By Each Reporting Person
                             3,360,000 shares of Common Stock
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12    Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* / /
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13    Percent of Class Represented by Amount in Row (11)
                                        61.1%
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14        Type of Reporting Person*                     HC

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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ITEM 1.  SECURITY AND ISSUER

         The class of equity securities to which this statement relates is the common stock, par value $.01 per share of Moto Guzzi Corporation (the "Common Stock"), a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 350 Park Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed on behalf of Trident Rowan Group, Inc., a Maryland corporation ("TRG"). TRG has a business address of Two Worlds Fair Drive, Somerset, New Jersey 08873. Identified below are all of the officers and directors of TRG.

         EXCEPT AS PROVIDED IN ITEM 5 OF THIS SCHEDULE 13D, TRG OFFICERS AND DIRECTORS HAVE NO INDEPENDENT BENEFICIAL INTEREST IN THE ISSUER.

         The following is information concerning each executive officer or director of TRG:



1.       Name:                              Albino Collini
         Position:                          Director
         Present Principal Occupation:      President, Temporary Integrated
                                            Management S.p.A.
         Address:                           Via Fieno, 8
                                            20123 Milano, Italy
         Citizenship:                       Italy


2.       Name:                              Mario Tozzi-Condivi
         Position:                          Director
         Present Principal Occupation:      Administratore Delegato, Moto Guzzi
                                            S.p.A.
         Address:                           Moto Guzzi S.p.A.
                                            Via Parodi 57 22054
                                            Mandello del Lario (LC), Italy
         Citizenship:                       Italy


3.       Name:                              Giovanni Caronia
         Position:                          Director
         Present Principal Occupation:      Chairman of the Board of
                                            Finprogetti, S.p.A.
         Address:                           Via Fieno, 8
                                            20123 Milano, Italy
         Citizenship:                       Italy


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



4.       Name:                              Nicola Caiola
         Position:                          Director
         Present Principal Position:        Chairman and Managing
                                            Director of Services
                                            Financiers S.A.
         Address:                           Via Fieno, 8
                                            20123 Milano, Italy
         Citizenship:                       Italy


5.       Name:                              Deborah S. Novick
         Position:                          Director
         Present Principal Position:        Vice President Investment Banking
                                            for GKN Securities Corporation
         Address:                           1 State Street Plaza
                                            New York, NY 10004
         Citizenship:                       United States


6.       Name:                              William Spier
         Position                           Director
         Present Principal Position:        Private Investor
         Address:                           444 Madison Avenue
                                            New York, NY 10004
         Citizenship;                       United States

7.       Name:                              Mark S. Hauser
         Position:                          President, CEO and Director of TRG
         Present Principal Occupation:      President and CEO of TRG
         Address:                           Two Worlds Fair Drive
                                            Somerset, NJ 08873
         Citizenship:                       United States


8.       Name:                              Emanuel Arbib
         Position:                          CFO and Director of TRG
         Present Principal Occupation:      Managing Director of
                                            Global Investment Advisors
         Address:                           4 Hill Street
                                            London WIX 7SU, England
         Citizenship                        United Kingdom


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



8.       Name:                              Howard E. Chase
         Position:                          Chairman of the Board/Secretary &
                                            Treasurer
         Present Principal Occupation:      Chairman of the
                                            Board/Secretary & Treasurer
         Address:                           Two Worlds Fair Drive
                                            Somerset, NJ 08873
         Citizenship                        United States


         During the past five years, to the best knowledge of TRG, none of its executive officers or directors listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of judicial or administrative body of competent jurisdiction, as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state, securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Acquisition consummated in a merger of Moto Guzzi Corp., a Delaware corporation and subsidiary of TRG, into North Atlantic Acquisition Corp. ("NAAC"), a Delaware corporation, in which shareholders of Moto Guzzi Corp. received common stock and warrants in NAAC. NAAC then changed its name to Moto Guzzi Corporation.

ITEM 4.  PURPOSE OF TRANSACTION.

                  NAAC was organized on August 9, 1995 as a Specialized Merger and Acquisition Allocated Risk Transaction company. This company was created as a public shell to raise capital and to acquire an operating company. From the perspective of Moto Guzzi Corp. and its shareholders, including TRG, the merger was a method of financing Moto Guzzi's operations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b) TRG owns all of the beneficial interest in Moto Guzzi Corporation reported in this schedule 13D through its 84% subsidiary O.A.M. S.p.A, an Italian corporation. TRG is a public company whose securities are registered pursuant to Section 12(g) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and information concerning persons who may have controlling interests in TRG are a matter of public record. The directors and officers of TRG may be deemed to beneficially own all of the shares beneficially held by TRG. In addition, the following directors beneficially and independently own options to purchase common stock of Moto Guzzi Corporation.


                Emanuel Arbib             22,500 Options
                Howard E. Chase           27,500 Options
                Mark S. Hauser            50,000 Options


                  As of the date of this filing, a group consisting of Tamarix Investors LDC, a limited duration company formed under the laws of the Cayman Islands, Centaurus Management, LDC, a limited duration company formed under the laws of the Cayman Islands, Azzurra, Inc., a Delaware



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Corporation, Ixion, LDC, a limited duration company formed under the laws of the
Cayman Islands, Mark Hauser, Emanuel Arbib, Gianni Bulgari and William Spier had reported in a Schedule 13D that they beneficially owned 45.1% of the equity securities of TRG, and therefore may be deemed to beneficially own all of this Issuer's securities beneficially owned by TRG. TRG disclaims membership in any group with such persons.

                  (c) Apart from the acquisition of Issuer's Common Stock described in this Statement, TRG has not, and to its knowledge, none of the TRG officers or directors has effected any transactions of Common Stock of the Issuer in the 60 days preceding the date of this schedule.

                  (d) and (e) Not Applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
                  WITH RESPECT TO SECURITIES OF THE ISSUER

                  Under the terms of the merger agreement between the former Moto Guzzi Corp. and NAAC, dated August 18, 1998, as amended December 3, 1998 (the "Merger Agreement"), an aggregate of 200,000 shares of NAAC common stock issued to the former shareholders of Moto Guzzi Corp. were deposited in escrow to secure payment of any claims of breach of representations or warranties which might arise under the Merger Agreement. An aggregate of 150,133 of such shares are shares beneficially owned by TRG.

         In October 1998, in connection with a loan arranged with an affiliate of Mr. Mark S. Hauser, O.A.M. S.p.A. pledged 500,000 shares of Moto Guzzi Corp. stock to Mr. Hauser's affiliate. As a result of the merger, 207,337 shares of the Issuer were automatically substituted as collateral in the foregoing pledge. (See Item 7 Exhibit 1)

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The Merger Agreement has been attached as Annex I to the Registration Statement No. 333-65267 filed by the Issuer on February 4, 1999, and is incorporated herein by reference.

         EXHIBIT NO.     DESCRIPTION
         -----------     -----------
               1.        Pledge Agreement dated October 1, 1998 between O.A.M.
                         S.p.A. and Tamarix Investors, LDC.



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                                    SIGNATURE


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:    April 20, 1999
                                   TRIDENT ROWAN GROUP, INC.

                                   By:    Mark S. Hauser
                                       -------------------------------
                                   Name:  Mark S. Hauser
                                   Title: President and Chief Executive Officer





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